UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 9)*

Under the Securities Exchange Act of 1934

DOLBY LABORATORIES, INC.

(Name of Issuer)

CLASS A COMMON STOCK

CLASS B COMMON STOCK

(Title of Class of Securities)

CLASS A COMMON STOCK: 25659T107

CLASS B COMMON STOCK: Not Applicable

(CUSIP Number)

Dolby Laboratories, Inc.

100 Potrero Avenue

San Francisco, CA 94103-4813

Phone: (415) 558-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 5, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 2 of 32 Pages

1.	Names of reporting persons Dagmar Dolby
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power 35,898,380 shares of Class B Common Stock (1)(2)
	9.	Sole dispositive power 52,821,378 shares of Class B Common Stock (1)(3)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 52,821,378 shares of Class B Common Stock (1)(3)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 51.7% (1)(4)(5)(6)
14.	Type of reporting person (see instructions) IN

Page 3 of 32 Pages

(1)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(2)	Consists of (i) 31,898,380 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby Trust under the Dolby Family Trust Instrument dated May 7, 1999 (the “Ray Dolby Trust”), and (ii) 4,000,000 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Marital Trust under the Dolby Family Trust Instrument dated May 7, 1999 (the “Marital Trust”). David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of each of the Ray Dolby Trust and the Marital Trust. Dagmar Dolby has sole dispositive power over the shares held of record by each of the Ray Dolby Trust and the Marital Trust, and Dagmar Dolby and David E. Dolby have shared voting power over the shares held of record by each of the Ray Dolby Trust and the Marital Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee. The reporting person disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein.
(3)	Consists of (i) 31,898,380 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby Trust, (ii) 4,000,000 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Marital Trust, (iii) 1,210,165 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A dated April 19, 2002 (the “Ray Dolby 2002 Trust A”), (iv) 1,610,165 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B dated April 19, 2002 (the “Ray Dolby 2002 Trust B”), (v) 3,801,334 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust A, dated December 14, 2011 (the “Ray Dolby 2011 Trust A”), (vi) 3,801,334 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust B, dated December 14, 2011 (the “Ray Dolby 2011 Trust B”), (vii) 2,500,000 shares of Class B Common Stock held of record by Dolby Holdings II LLC (the “Family LLC”), (viii) 2,000,000 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust AA, dated March 5, 2014 (the “Dagmar Dolby 2014 Trust AA”), and (ix) 2,000,000 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust BB, dated March 5, 2014 (the “Dagmar Dolby 2014 Trust BB”). Dagmar Dolby is the Trustee of, and has sole dispositive power over the shares held of record by, each of the Ray Dolby Trust, the Marital Trust, the Ray Dolby 2002 Trust A, the Ray Dolby 2002 Trust B, the Ray Dolby 2011 Trust A, the Ray Dolby 2011 Trust B, the Dagmar Dolby 2014 Trust AA and the Dagmar Dolby 2014 Trust BB. Dagmar Dolby and David E. Dolby, Dagmar Dolby’s son and Special Trustee of the Ray Dolby Trust and the Marital Trust, have shared voting power over the shares held of record by each of the Ray Dolby Trust and the Marital Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee. Thomas E. Dolby, Dagmar Dolby’s son, is the Special Trustee of, and has sole power to direct the voting of the shares held of record by, each of the Ray Dolby 2002 Trust A, the Ray Dolby 2011 Trust A and the Dagmar Dolby 2014 Trust AA. David E. Dolby is the Special Trustee of, and has sole power to direct the voting of the shares held of record by, each of the Ray Dolby 2002 Trust B, the Ray Dolby 2011 Trust B and the Dagmar Dolby 2014 Trust BB. Dagmar Dolby has sole dispositive power over the shares held of record by the Family LLC as the Manager of the Family LLC. Each of Thomas E. Dolby and David E. Dolby has sole power to direct the voting of 50% of the shares held of record by the Family LLC, as Special Managers of the Family LLC. The reporting person disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein.
(4)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(5)	Represents 90.3% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(6)	Based on 48,495,921 shares of Class A Common Stock and 53,641,706 shares of Class B Common Stock outstanding on January 17, 2014.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 4 of 32 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Ray Dolby Trust under the Dolby Family Trust Instrument dated May 7, 1999
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power 31,898,380 shares of Class B Common Stock (7)(8)
	9.	Sole dispositive power 31,898,380 shares of Class B Common Stock (7)(8)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 31,898,380 shares of Class B Common Stock (7)(8)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 31.2% (7)(9)(10)(11)
14.	Type of reporting person (see instructions) OO

Page 5 of 32 Pages

(7)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(8)	Consists of 31,898,380 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby Trust. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Ray Dolby Trust. Dagmar Dolby has sole dispositive power over the shares held of record by the Ray Dolby Trust, and Dagmar Dolby and David E. Dolby have shared voting power over the shares held of record by the Ray Dolby Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee.
(9)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(10)	Represents 54.5% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(11)	Based on 48,495,921 shares of Class A Common Stock and 53,641,706 shares of Class B Common Stock outstanding on January 17, 2014.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 6 of 32 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Marital Trust under the Dolby Family Trust Instrument dated May 7, 1999
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power 4,000,000 shares of Class B Common Stock (12)(13)
	9.	Sole dispositive power 4,000,000 shares of Class B Common Stock (12)(13)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 4,000,000 shares of Class B Common Stock (12)(13)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 3.9% (12)(14)(15)(16)
14.	Type of reporting person (see instructions) OO

Page 7 of 32 Pages

(12)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(13)	Consists of 4,000,000 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Marital Trust. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Marital Trust. Dagmar Dolby has sole dispositive power over the shares held of record by the Marital Trust, and Dagmar Dolby and David E. Dolby have shared voting power over the shares held of record by the Marital Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee.
(14)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(15)	Represents 6.8% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(16)	Based on 48,495,921 shares of Class A Common Stock and 53,641,706 shares of Class B Common Stock outstanding on January 17, 2014.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 8 of 32 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Dagmar Dolby Trust under the Dolby Family Trust Instrument dated May 7, 1999 (17)
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power None
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person None
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.0% (18)
14.	Type of reporting person (see instructions) OO

Page 9 of 32 Pages

(17)	Dagmar Dolby is the Trustee of the Dagmar Dolby Trust under the Dolby Family Trust Instrument dated May 7, 1999 (the “Dagmar Dolby Trust”), and David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Dagmar Dolby Trust. Dagmar Dolby has sole dispositive power over the shares held of record by the Dagmar Dolby Trust, and Dagmar Dolby and David E. Dolby have shared voting power over the shares held of record by the Dagmar Dolby Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee.
(18)	Based on 48,495,921 shares of Class A Common Stock and 53,641,706 shares of Class B Common Stock outstanding on January 17, 2014.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 10 of 32 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A dated April 19, 2002
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power 1,210,165 shares of Class B Common Stock (19)(20)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 1,210,165 shares of Class B Common Stock (19)(20)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.2% (19)(21)(22)(23)
14.	Type of reporting person (see instructions) OO

Page 11 of 32 Pages

(19)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(20)	Consists of 1,210,165 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A. Thomas E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Ray Dolby 2002 Trust A. Dagmar Dolby has sole dispositive power over the shares held of record by the Ray Dolby 2002 Trust A, and Thomas E. Dolby has sole power to direct the voting of the shares held of record by the Ray Dolby 2002 Trust A.
(21)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(22)	Represents 2.1% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(23)	Based on 48,495,921 shares of Class A Common Stock and 53,641,706 shares of Class B Common Stock outstanding on January 17, 2014.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 12 of 32 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B dated April 19, 2002
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power 1,610,165 shares of Class B Common Stock (24)(25)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 1,610,165 shares of Class B Common Stock (24)(25)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.6% (24)(26)(27)(28)
14.	Type of reporting person (see instructions) OO

Page 13 of 32 Pages

(24)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(25)	Consists of 1,610,165 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Ray Dolby 2002 Trust B. Dagmar Dolby has sole dispositive power over the shares held of record by the Ray Dolby 2002 Trust B, and David E. Dolby has sole power to direct the voting of the shares held of record by the Ray Dolby 2002 Trust B.
(26)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(27)	Represents 2.8% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(28)	Based on 48,495,921 shares of Class A Common Stock and 53,641,706 shares of Class B Common Stock outstanding on January 17, 2014.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 14 of 32 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust A dated December 14, 2011
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power 3,801,334 shares of Class B Common Stock (29)(30)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 3,801,334 shares of Class B Common Stock (29)(30)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 3.7% (29)(31)(32)(33)
14.	Type of reporting person (see instructions) OO

Page 15 of 32 Pages

(29)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(30)	Consists of 3,801,334 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust A. Thomas E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Ray Dolby 2011 Trust A. Dagmar Dolby has sole dispositive power over the shares held of record by the Ray Dolby 2011 Trust A, and Thomas E. Dolby has sole power to direct the voting of the shares held of record by the Ray Dolby 2011 Trust A.
(31)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(32)	Represents 6.5% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(33)	Based on 48,495,921 shares of Class A Common Stock and 53,641,706 shares of Class B Common Stock outstanding on January 17, 2014.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 16 of 32 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust B dated December 14, 2011
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power 3,801,334 shares of Class B Common Stock (34)(35)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 3,801,334 shares of Class B Common Stock (34)(35)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 3.7% (34)(36)(37)(38)
14.	Type of reporting person (see instructions) OO

Page 17 of 32 Pages

(34)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(35)	Consists of 3,801,334 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust B. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Ray Dolby 2011 Trust B. Dagmar Dolby has sole dispositive power over the shares held of record by the Ray Dolby 2011 Trust B, and David E. Dolby has sole power to direct the voting of the shares held of record by the Ray Dolby 2011 Trust B.
(36)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(37)	Represents 6.5% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(38)	Based on 48,495,921 shares of Class A Common Stock and 53,641,706 shares of Class B Common Stock outstanding on January 17, 2014.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 18 of 32 Pages

1.	Names of reporting persons Dolby Holdings II LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power 2,500,000 shares of Class B Common Stock (39)(40)
	9.	Sole dispositive power None
	10.	Shared dispositive power 2,500,000 shares of Class B Common Stock (39)(40)
11.	Aggregate amount beneficially owned by each reporting person 2,500,000 shares of Class B Common Stock (39)(40)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.4% (39)(41)(42)(43)
14.	Type of reporting person (see instructions) OO

Page 19 of 32 Pages

(39)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(40)	Consists of 2,500,000 shares of Class B Common Stock held of record by the Family LLC. Dagmar Dolby has sole dispositive power over the shares held of record by the Family LLC as the Manager of the Family LLC. Each of Thomas E. Dolby and David E. Dolby has sole power to direct the voting of 50% of the 2,500,000 shares of Class B Common Stock held of record by the Family LLC, as Special Managers of the Family LLC.
(41)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(42)	Represents 4.3% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(43)	Based on 48,495,921 shares of Class A Common Stock and 53,641,706 shares of Class B Common Stock outstanding on January 17, 2014.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 20 of 32 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust AA dated March 5, 2014
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power 2,000,000 shares of Class B Common Stock (44)(45)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 2,000,000 shares of Class B Common Stock (44)(45)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.0% (44)(46)(47)(48)
14.	Type of reporting person (see instructions) OO

Page 21 of 32 Pages

(44)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(45)	Consists of 2,000,000 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust AA. Thomas E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Dagmar Dolby 2014 Trust AA. Dagmar Dolby has sole dispositive power over the shares held of record by the Dagmar Dolby 2014 Trust AA, and Thomas E. Dolby has sole power to direct the voting of the shares held of record by the Dagmar Dolby 2014 Trust AA.
(46)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(47)	Represents 3.4% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(48)	Based on 48,495,921 shares of Class A Common Stock and 53,641,706 shares of Class B Common Stock outstanding on January 17, 2014.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 22 of 32 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust BB dated March 5, 2014
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power 2,000,000 shares of Class B Common Stock (49)(50)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 2,000,000 shares of Class B Common Stock (49)(50)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.0% (49)(51)(52)(53)
14.	Type of reporting person (see instructions) OO

Page 23 of 32 Pages

(49)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(50)	Consists of 2,000,000 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust BB. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Dagmar Dolby 2014 Trust BB. Dagmar Dolby has sole dispositive power over the shares held of record by the Dagmar Dolby 2014 Trust BB, and David E. Dolby has sole power to direct the voting of the shares held of record by the Dagmar Dolby 2014 Trust BB.
(51)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(52)	Represents 3.4% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(53)	Based on 48,495,921 shares of Class A Common Stock and 53,641,706 shares of Class B Common Stock outstanding on January 17, 2014.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 24 of 32 Pages

1.	Names of reporting persons Thomas E. Dolby
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 8,261,499 shares of Class B Common Stock (54)(55)
	8.	Shared voting power None
	9.	Sole dispositive power None
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 8,261,499 shares of Class B Common Stock (54)(55)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 8.1% (54)(56)(57)(58)
14.	Type of reporting person (see instructions) IN

Page 25 of 32 Pages

(54)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(55)	Consists of (i) 1,210,165 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A, (ii) 3,801,334 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust A, (iii) 1,250,000 shares of Class B Common Stock held of record by the Family LLC, and (iv) 2,000,000 shares of Class B Common Stock held of record by the Dagmar Dolby 2014 Trust AA. Dagmar Dolby, Thomas E. Dolby’s mother, is the Trustee of, and has sole dispositive power over the shares held of record by, each of the Ray Dolby 2002 Trust A, the Ray Dolby 2011 Trust A and the Dagmar Dolby 2014 Trust AA. Thomas E. Dolby is the Special Trustee of, and has sole power to direct the voting of the shares held of record by, each of the Ray Dolby 2002 Trust A, the Ray Dolby 2011 Trust A and the Dagmar Dolby 2014 Trust AA. Dagmar Dolby has sole dispositive power over the shares held of record by the Family LLC as the Manager of the Family LLC. Thomas E. Dolby has sole power to direct the voting of 50% of the 2,500,000 shares of Class B Common Stock held of record by the Family LLC, as a Special Manager of the Family LLC. The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(56)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(57)	Represents 14.1% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(58)	Based on 48,495,921 shares of Class A Common Stock and 53,641,706 shares of Class B Common Stock outstanding on January 17, 2014.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 26 of 32 Pages

1.	Names of reporting persons David E. Dolby
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 8,695,787 (59)(60)
	8.	Shared voting power 35,898,380 shares of Class B Common Stock (59)(61)
	9.	Sole dispositive power 34,288 shares of Class A Common Stock (59)(62)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 44,594,167 (59)(60)(61)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 43.7% (59)(63)(64)(65)
14.	Type of reporting person (see instructions) IN

Page 27 of 32 Pages

(59)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(60)	Consists of (i) 30,902 shares of Class A Common Stock held of record by David E. Dolby, (ii) stock options held of record by David E. Dolby to purchase up to 3,386 shares of Class A Common Stock that are exercisable within 60 days after February 24, 2014, (iii) 1,610,165 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B, (iv) 3,801,334 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust B, (v) 1,250,000 shares of Class B Common Stock held of record by the Family LLC, and (vi) 2,000,000 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust BB. Dagmar Dolby, David E. Dolby’s mother, is the Trustee of, and has sole dispositive power over the shares held of record by, each of the Ray Dolby 2002 Trust B, the Ray Dolby 2011 Trust B and the Dagmar Dolby 2014 Trust BB. David E. Dolby is the Special Trustee of, and has sole power to direct the voting of the shares held of record by, each of the Ray Dolby 2002 Trust B, the Ray Dolby 2011 Trust B and the Dagmar Dolby 2014 Trust BB. Dagmar Dolby has sole dispositive power over the shares held of record by the Family LLC as the Manager of the Family LLC. David E. Dolby has sole power to direct the voting of 50% of the 2,500,000 shares of Class B Common Stock held of record by the Family LLC, as a Special Manager of the Family LLC. The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(61)	Consists of (i) 31,898,380 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby Trust, and (ii) 4,000,000 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Marital Trust. David E. Dolby is the Special Trustee of each of the Ray Dolby Trust and the Marital Trust. Dagmar Dolby has sole dispositive power over the shares held of record by each of the Ray Dolby Trust and the Marital Trust, and Dagmar Dolby and David E. Dolby have shared voting power over the shares held of record by each of the Ray Dolby Trust and the Marital Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee. The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(62)	Consists of (i) 30,902 shares of Class A Common Stock held of record by David E. Dolby, and (ii) stock options held of record by David E. Dolby to purchase up to 3,386 shares of Class A Common Stock that are exercisable within 60 days after February 24, 2014.
(63)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(64)	Represents 76.2% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(65)	Based on 48,495,921 shares of Class A Common Stock and 53,641,706 shares of Class B Common Stock outstanding on January 17, 2014.

Page 28 of 32 Pages

Explanatory Note:

This Amendment No. 9 to Schedule 13D (this “Amendment”) amends the Schedule 13D (the “Statement”) initially filed with the Commission on December 27, 2011 and amended by Amendment No. 1 thereto filed with the Commission on September 11, 2012, Amendment No. 2 thereto filed with the Commission on December 26, 2012, Amendment No. 3 thereto filed with the Commission on January 2, 2013, Amendment No. 4 thereto filed with the Commission on March 5, 2013, Amendment No. 5 thereto filed with the Commission on October 22, 2013, Amendment No. 6 thereto filed with the Commission on November 26, 2013, Amendment No. 7 thereto filed with the Commission on January 27, 2014, and Amendment No. 8 thereto filed with the Commission on February 26, 2014. This Amendment is filed on behalf of (i) Dagmar Dolby, (ii) Thomas E. Dolby, (iii) David E. Dolby, (iv) Dagmar Dolby, as Trustee of the Ray Dolby Trust, (v) Dagmar Dolby, as Trustee of the Marital Trust, (vi) Dagmar Dolby, as Trustee of the Dagmar Dolby Trust, (vii) Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A, (viii) Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B, (ix) Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust A, (x) Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust B, (xi) Dolby Holdings II LLC, (xii) Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust AA, and (xiii) Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust BB (collectively, the “Reporting Persons”), relating to the beneficial ownership of the Class A Common Stock, $0.001 par value per share (the “Class A Common Stock”), and the Class B Common Stock, $0.001 par value per share (the “Class B Common Stock”), of Dolby Laboratories, Inc., a Delaware corporation (the “Company”). The Reporting Persons are filing this Amendment to report changes in their beneficial ownership since the filing of the Statement, as last amended. Except as set forth herein, this Amendment does not supplement, restate or amend any of the other information disclosed in the Statement (as amended) previously filed. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Statement (as amended) previously filed.

Item 2.	Identity and Background.

Subsections (c) — (f) of Item 2 of the Statement are amended and restated to read in full as follows:

Dagmar Dolby is the widow of Ray Dolby, the Founder and Director Emeritus of the Company, and serves as the Trustee of each of the Ray Dolby Trust, the Marital Trust, the Dagmar Dolby Trust, the Ray Dolby 2002 Trust A, the Ray Dolby 2002 Trust B, the Ray Dolby 2011 Trust A, the Ray Dolby 2011 Trust B, the Dagmar Dolby 2014 Trust AA and Dagmar Dolby 2014 Trust AA. The Ray Dolby Trust, the Marital Trust and the Dagmar Dolby Trust are formed under the Dolby Family Trust Instrument dated May 7, 1999, and the Marital Trust and the Dagmar Dolby Trust have been formed for tax and estate planning purposes as a result of the death of Ray Dolby on September 12, 2013. As of such date, Ray Dolby ceased to be a Reporting Person under this Statement, and no estate for Ray Dolby has been established as of the date of this Amendment.

Thomas E. Dolby, Ray and Dagmar Dolby’s son, is a writer and serves as the Special Trustee of, and has sole power to direct the voting of the shares held of record by, each of the Ray Dolby 2002 Trust A, the Ray Dolby 2011 Trust A and the Dagmar Dolby 2014 Trust AA. Each of the Ray Dolby 2011 Trust A and the Dagmar Dolby 2014 Trust AA are Grantor Retained Annuity Trusts (“GRATs”).

David E. Dolby, Ray and Dagmar Dolby’s son, is a consultant and a director of the Company. David E. Dolby serves as the Special Trustee of, and shares voting power with Dagmar Dolby as to the shares held of record by, each of the Ray Dolby Trust, the Marital Trust and the Dagmar Dolby Trust. David E. Dolby serves as the Special Trustee of, and has sole voting power to direct the voting of the shares held of record by, each of the Ray Dolby 2002 Trust B, the Ray Dolby 2011 Trust B, the Dagmar Dolby 2014 Trust BB and the shares of Class A Common Stock beneficially owned by him individually. Each of the Ray Dolby 2011 Trust B and the Dagmar Dolby 2014 Trust BB are GRATs.

The Family LLC is a limited liability company, of which Dagmar Dolby is the Manager with sole dispositive power as to the shares held of record by the Family LLC and each of Thomas E. Dolby and David E. Dolby are Special Managers with sole power to direct the voting of 50% of the shares held of record by the Family LLC. The Family LLC was formed under the laws of the State of Delaware.

The Reporting Persons have not, during the last five years, been (i) convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Page 29 of 32 Pages

Item 4.	Purpose of Transaction.

Item 4 of the Statement is amended by adding the following paragraphs at the end thereof:

On March 5, 2014, each of the Ray Dolby 2011 Trust A and the Ray Dolby 2011 Trust B transferred 781,266 shares of Class B Common Stock to the Marital Trust (such share transfers, collectively, “2011 GRAT Annuity Share Distributions”). Each of the Ray Dolby 2011 Trust A and the Ray Dolby 2011 Trust B is a GRAT whose trust instrument requires an annual annuity payment as set for therein, and the 2011 GRAT Annuity Share Distributions were made in satisfaction of those annuity payment obligations. No Reporting Person paid or received any funds or other consideration in connection with the 2011 GRAT Annuity Share Distributions.

Also on March 5, 2014, the Ray Dolby Trust transferred an aggregate of 2,437,468 shares of Class B Common Stock to the Marital Trust. Such share transfer was effected solely for estate planning purposes, and none of the Reporting Persons paid or received any funds or other consideration in connection with such share transfer.

Also on March 5, 2014, Dagmar Dolby established two new GRATs, the Dagmar Dolby 2014 Trust AA and the Dagmar Dolby 2014 Trust BB (the Dagmar Dolby 2014 Trust AA and the Dagmar Dolby 2014 Trust BB, collectively, the “2014 GRATs”). Dagmar Dolby is the Trustee of each of the 2014 GRATs and has sole dispositive power over the securities held of record by each of the 2014 GRATs. Sole voting power over the shares held of record by the Dagmar Dolby 2014 Trust AA is held by Thomas E. Dolby, and sole voting power over the shares held of record by the Dagmar Dolby 2014 Trust BB is held by David E. Dolby. On the same date as the establishment of the 2014 GRATs, 2,000,000 shares of Class B Common Stock were transferred to each of the 2014 GRATs (such share transfers, collectively, the “2014 GRAT Share Contributions”). The 2014 GRAT Share Contributions were effected as follows: (i) 4,000,000 shares were transferred by the Ray Dolby Trust to the Dagmar Dolby Trust, which, as of the moment of such transfer, was the holder of record of a total of 4,000,000 shares of Class B Common Stock (constituting (A) 3.9% of the Class A Common Stock, assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock, and (B) 7.6% of the Class A Common Stock, assuming the conversion of only such 4,000,000 shares of Class B Common Stock then held of record by the Dagmar Dolby Trust into shares of Class A Common Stock), and (ii) immediately after the transfer described in clause (i), all 4,000,000 shares then held of record by the Dagmar Dolby Trust were transferred to the 2014 GRATs, resulting in, immediately after the 2014 GRAT Share Contributions, the Dagmar Dolby Trust being the holder of record of no shares of the Company’s capital stock and each of the 2014 GRATs being the holder of record of 2,000,000 shares of the Company’s Class B Common Stock. The establishment of the 2014 GRATs and the 2014 GRAT Share Contributions were effected solely for estate planning purposes, and none of the Reporting Persons paid or received any funds or other consideration in connection with the 2014 GRAT Share Contributions.

Except as described herein, none of the Reporting Persons have present plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Subsection (c) of Item 5 of the Statement is amended and restated in its entirety as follows:

(c) The table set forth on Schedule A reflects all transactions effected by the Reporting Persons in the classes of securities reported on during the period beginning on February 22, 2014, the day immediately after the date of the last transaction reported in the most recent filing of an amendment to this Statement, and ending on March 5, 2014, the date of this Amendment. Each transaction set forth on Schedule A represents (i) the conversion of the applicable number of shares of Class B Common Stock into an equal number of shares of Class A Common Stock, and (ii) the sale of such shares of Class A Common Stock in open market trades pursuant to the 2013 Trading Plans.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement pursuant to Rule 13d-1(k)(1)†

Exhibit 2:	Power of Attorney – Dagmar Dolby†

Exhibit 3:	Power of Attorney – Thomas E. Dolby†

Exhibit 4:	Power of Attorney – David E. Dolby†

Exhibit 5:	Power of Attorney – Ray Dolby Trust†

Exhibit 6:	Power of Attorney – Marital Trust†

Page 30 of 32 Pages

Exhibit 7:	Power of Attorney – Dagmar Dolby Trust†

Exhibit 8:	Power of Attorney – Ray Dolby 2002 Trust A†

Exhibit 9:	Power of Attorney – Ray Dolby 2002 Trust B†

Exhibit 10:	Power of Attorney – Ray Dolby 2011 Trust A†

Exhibit 11:	Power of Attorney – Ray Dolby 2011 Trust B†

Exhibit 12:	Power of Attorney – Dolby Holdings II LLC†

Exhibit 13:	Power of Attorney – Dagmar Dolby 2014 Trust AA†

Exhibit 14:	Power of Attorney – Dagmar Dolby 2014 Trust BB†

†	Filed herewith.

Page 31 of 32 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: March 7, 2014.

DAGMAR DOLBY		RAY DOLBY TRUST UNDER THE DOLBY FAMILY TRUST INSTRUMENT DATED MAY 7, 1999

By:	*	By:	*
	Dagmar Dolby		Name: Dagmar Dolby
Title: Trustee

THOMAS E. DOLBY		MARITAL TRUST UNDER THE DOLBY FAMILY TRUST INSTRUMENT DATED MAY 7, 1999

By:	*	By:	*
	Thomas E. Dolby		Name: Dagmar Dolby
Title: Trustee

DAVID E. DOLBY		DAGMAR DOLBY TRUST UNDER THE DOLBY FAMILY TRUST INSTRUMENT DATED MAY 7, 1999

By:	*	By:	*
	David E. Dolby		Name: Dagmar Dolby
Title: Trustee

RAY DOLBY 2011 TRUST A DATED DECEMBER 14, 2011		RAY DOLBY 2002 TRUST A DATED APRIL 19, 2002

By:	*	By:	*
	Name: Dagmar Dolby		Name: Dagmar Dolby
	Title: Trustee		Title: Trustee

RAY DOLBY 2011 TRUST B DATED DECEMBER 14, 2011		RAY DOLBY 2002 TRUST B DATED APRIL 19, 2002

By:	*	By:	*
	Name: Dagmar Dolby		Name: Dagmar Dolby
	Title: Trustee		Title: Trustee

DAGMAR DOLBY 2014 TRUST AA DATED MARCH 5, 2014		DOLBY HOLDINGS II LLC

By:	*	By:	*
	Name: Dagmar Dolby		Name: Dagmar Dolby
	Title: Trustee		Title: Manager

DAGMAR DOLBY 2014 TRUST BB DATED MARCH 5, 2014

By:	*	*By:	/s/ Patrick McCabe
	Name: Dagmar Dolby		Patrick McCabe, on behalf of Shartsis Friese LLP, as Attorney-in-Fact
Title: Trustee

Page 32 of 32 Pages

SCHEDULE A

Name of Reporting Person	Date of Transaction	No. of Shares	Sale Price Per Share (1)
Ray Dolby Trust	2/24/2014	20,000	$41.6389	(2)
Ray Dolby Trust	2/25/2014	20,000	$41.1784	(3)
Ray Dolby Trust	2/26/2014	20,000	$40.7253	(4)
Ray Dolby Trust	2/27/2014	20,000	$41.2389	(5)
Ray Dolby Trust	2/28/2014	20,000	$41.2506	(6)
Ray Dolby Trust	3/3/2014	20,000	$41.2319	(7)
Ray Dolby Trust	3/4/2014	20,000	$42.1558	(8)
Ray Dolby Trust	3/5/2014	18,827	$42.7314	(9)
Ray Dolby Trust	3/5/2014	1,173	$43.0904	(10)

(1)	The applicable Reporting Person hereby undertakes to provide upon request to the Commission, the Company or a security holder of the Company full information regarding the number of shares and prices at which the transactions were effected.
(2)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $41.25 to $41.96 per share.
(3)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $40.91 to $41.50 per share.
(4)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $40.51 to $41.01 per share.
(5)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $41.00 to $41.49 per share.
(6)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $41.08 to $41.46 per share.
(7)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $40.955 to $41.656 per share.
(8)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $41.895 to $42.23 per share.
(9)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $42.08 to $43.03 per share.
(10)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $43.08 to $43.094 per share.